JEFFREY G. KLEIN, P.A.

2600 North Military Trail,  Suite 270

Boca Raton, Florida 33431

Telephone:  (561)997-9920

       Telefax:   (561)241-4943

June 3, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C.  20549

Attention:

Re:

Paramount Gold and Silver Corp.  (the “Company”)

Amendment No. 2 to Registration Statement on Form S-3

Filed:  May 13,  2008

File No.  333-148831

Form 10-KSB/A for the Fiscal Year Ended June 30, 2007

As amended on May 13, 2008

Filed February 29, 2008

File No.  1-33630

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated May 28, 2008 .

1.

With respect to comment no. 1 and the Company’s Form 8-k filed on March 28, 2008 under Item 8.01 “Other Events” in connection with  the Company’s trading suspension  on March 13, 2008 :

We do not believe that as a result of the Commission’s order entered on March 13, 2008 a Form 8-k was required to be filed under Item 3.01 of Rule 8-k.  Item 3.01 required notice of delisting or failure to satisfy a continued listing obligation.   We do not believe that the filing of a Report on Form 8-K was required under Item 3.01 following the entry of the Commission’s order since there was no notice of delisting nor any notice with respect to satisfying a continued listing obligation.

In addition, the Commission’s order was publicly available on its website and brokers immediately knew of the suspension.  Inasmuch as there was public disclosure, and disagreement with respect to the allegations contained in the order,  the Company did not at that time believe that any disclosure was required under any requirement of Form 8-k.

Upon notice of the suspension,  the Company believed that the factual allegations contained therein were incorrect and began to investigate and initiate a dialogue with the Commission. Upon completion of the Company’s investigation,  full disclosure was provided under “Other Events” which provided investors with far greater detail than what was included in the SEC’s order and the basis for the entry of the order.  Any filing prior to this date would have contained inaccurate information.

With respect to the Company’s Form 8-k filed April 22, 2008  in connection with DTC’s suspension of services effective March 17, 2008:

While the DTC suspended services on  March 17, 2008, the Company did not learn that services were suspended until April 3, 2008.   It was not until receipt of a letter from the American Stock Exchange that the Company was on notice that the Company failed to satisfy a continued listing requirement.

The Company does  not believe that a Form 8-k was required  under Item 3.01 following the suspension of services by  the DTC.

Item 3.01 requires disclosure and filing when:

1.

 If the  registrant receives notice from the national securities exchange that maintains the principal listing for the registrant’s common stock; or

2.

If the registrant has notified the national securities exchange that maintains the principal listing for the registrant’s common stock that it is aware of any material noncompliance with a rule or standard for continued listing.

Since none of the above events occurred until receipt of notice from the American Stock Exchange,    we do not believe that the filing on Form 8-k was required at an earlier date.

2.

In response to comment 2 with respect to our statement that there were 165 shareholders  as of March 31, 2008:

 The Company will further amend its Form 10-KSB/A to reflect both the number of shareholders of record and the number of beneficial owners of the Company’s common stock.

3.

With respect to comment 3  and the Company’s date of incorporation:

We have amended our Form S-3 to indicate that the date of incorporation as filed with the Delaware Secretary of State was March 31, 2005.

4.

With respect to comment 4 and further amendments to our Form S-3 in connection with the Commission’s concerns related to the Company and any confusion with respect to a previously existing, unaffiliated entity with a name similar to PanelMaster Corp.

We will further amend the Company’s Form S-3 to provide investors with additional disclosures with respect to those matters related to the Company,  its management and their  lack of knowledge with respect to any entity incorporated in the state of Delaware prior to March 31, 2005 with a name similar to  PanelMaster Corp.   We will also disclose that current management had no relationship with those officers and directors identified as the initial officers and/or directors of PanelMaster Corp.

We will further amend the Company’s Form S-3 to disclose the risk factors associated with these matters.

5.

With respect to comment 5 and the incorporation of documents by  reference:

We have further amended the Company’s Form S-3 Registration Statement to incorporate by reference the Company’s amended Form 10-KS/As as well as all recently filed Form 8-ks

Paramount Gold and Silver Corp. hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings referenced above, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

By:	/s/ Jeffrey G. Klein
Jeffrey G. Klein Counsel For Paramount Gold and Silver Corp.